UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(Amendment No. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Canon Machinery Kabushiki Kaisha

(Name of Subject Company)
Canon Machinery Inc.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Canon Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Masazumi Kikutsugi
Senior Vice President
Canon Machinery Inc.
85 Minami Yamada-cho, Kusatsu-shi,
Shiga 525-8511, Japan
+81-77-563-8511

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Shinichiro Hanabusa	Theodore A. Paradise, Esq.
General Manager	Davis Polk & Wardwell LLP
Consolidated Accounting Division	Izumi Garden Tower 33F
Canon Inc.	6-1, Roppongi 1-Chome
30-2, Shimomaruko 3-Chome,	Minato-ku, Tokyo 106-6033, Japan
Ohta-ku, Tokyo 146-8501, Japan	+81-3-5561-4421
+81-3-3758-2111
N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends the Form CB submitted by Canon Inc. to the Securities and Exchange Commission on June 29, 2010.
PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1.  Home Jurisdiction Documents
Exhibit I-1:     Canon Inc.’s and Canon Machinery Inc.’s press release titled “Announcement of Share Exchange Agreement under which Canon Inc. Will Make Canon Machinery Inc. Its Wholly Owned Subsidiary”, dated June 28, 2010.*
* Previously submitted.
Item 2.  Informational Legends
Included in Exhibit I-1.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Canon Machinery Inc.’s Extraordinary Report Concerning Execution of a Share Exchange Agreement, dated June 28, 2010.*

Exhibit II-2: Canon Machinery Inc.’s Public Notice to Set a Record Date for an Extraordinary General Meeting of Shareholders dated June 29, 2010.

* Previously submitted.
(2)	Not applicable.

(3)	Not applicable.
PART III - CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on June 29, 2010.

(2)	Not applicable.

PART IV - SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshizo Tanaka

(Signature)

Toshizo Tanaka
Executive Vice President and CFO

(Name and Title)

June 30, 2010

(Date)

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